Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

PowerBank Corporation (the “Company” or PowerBank”)

505 Consumers Road, Suite 803

Toronto, Ontario M2J 4Z2

Item 2.	Date of Material Changes

February 17, 2026

Item 3.	News Releases

A news release announcing the material change was disseminated on February 18, 2026 via Cision.

Item 4.	Summary of Material Changes

On February 17, 2026, the Company announced the promotion of Andrew van Doorn, P.Eng. to President. Mr. van Doorn will continue to serve as the Company’s Chief Operating Officer.

The Company also announced that Ms. Tracy Zheng will move to the role and title of Executive Vice President, Corporate Development.

The Company also announced that it had entered into an equity distribution agreement (the “Distribution Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), Research Capital Corporation (“RCC”) and Research Capital USA Inc. (“Research Capital”, and together with Wainwright and RCC, the “Agents”) to renew the Company’s at-the-market equity program (the “ATM Program”).

Item 5.	Full Description of Material Changes

On February 17, 2026, the Company announced the promotion of Andrew van Doorn, P.Eng. to President. Mr. van Doorn will continue to serve as the Company’s Chief Operating Officer.

The Company also announced that it had entered into the Distribution Agreement with the Agents. There can be no assurance that the Company will issue and sell any common shares under the ATM Program. The timing of any sales and the number of shares sold, if any, will depend on a variety of factors to be determined by the Company.

The Company may issue up to US$50,000,000 of common shares of the Company (the “Offered Shares”) from treasury under the ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the Offered Shares will be distributed at trading prices prevailing at the time of sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

Sales of Offered Shares, if any, will be made through the Agents in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended, on the Cboe Canada Inc. (“Cboe”) and the Nasdaq Stock Market, or any other applicable “marketplace” for the common shares in Canada. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agent as permitted therein, the Distribution Agreement will terminate upon the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches USD $50,000,000.

The Company will pay the Agents a commission of up to 3.0% of the gross offering proceeds from each sale of Offered Shares and has agreed to provide the Agents with customary indemnification and contribution rights. The Company will also reimburse the Agents for certain specified expenses in connection with the entering into and performance of the Distribution Agreement.

The ATM Program is being made in Canada pursuant to a prospectus supplement dated February 17, 2026 (the “Prospectus Supplement”) to the Company’s final short form base shelf prospectus dated May 7, 2025 (the “Base Prospectus”), and in the United States pursuant to a prospectus supplement dated February 17, 2026 (the “U.S. Prospectus Supplement”) to the Company’s final base shelf prospectus contained in the Company’s effective registration statement on Form F-10 (File No. 333-287070) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”). Prospective investors should read the Base Prospectus, the Prospectus Supplement and other documents the Company has filed with the SEC (some of which are incorporated by reference into the Base Prospectus and the Prospectus Supplement) for more complete information about the Company and the ATM Program, including the risks associated with investing in the Company.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sam Sun, Chief Financial Officer

(416) 494-9559

sam.sun@PowerBankcorp.com

Item 9.	Date of Report

February 18, 2026.

This material change report contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this material change report contains forward-looking statements including statements with respect to the Offered Shares sold under the ATM Program; the use of proceeds from any such sale of Offered Shares; the use by the Company of the ATM Program; future development, production, cash flow and other anticipated or possible future developments of the Company’s business, the Company’s development pipeline, as well as those listed under “Forward-Looking Statements” and “Risk Factors” in the Base Prospectus of the Company dated May 7, 2025, and other public filings of the Company. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this material change report should not be unduly relied upon. These statements speak only as of the date of this material change report.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this material change report, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this material change report are expressly qualified in their entirety by this cautionary statement.